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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO SECTION 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 1999.

                                 PROTHERICS PLC
                 (Translation of Registrant's Name Into English)

                                Beechfield House
                            Lyme Green Business Park
                         Macclesfield Cheshire SK11 0JL
                                     England
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [X]        Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ]         No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-_______.

         Attached to the Registrant's Form 6-K for the month of November 1999 and incorporated by reference herein is the Registrant's announcement as reported to the Company Announcements Office of the London Stock Exchange on November 18, 1999.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PROTHERICS PLC



Date:    November 19, 1999              By: /s/ Andrew J. Heath, M.D., Ph.D.
                                            ------------------------------------
                                            Andrew J. Heath, M.D., Ph.D.
                                            Chief Executive Officer



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[PROTHERICS LOGO]



18 November 1999                                           For immediate release


                      PROTHERICS PRODUCT DEVELOPMENT UPDATE

CROTAB(R) APPROVAL DELAY

Protherics PLC announces that, following recent contact with the US Food and Drug Administration (FDA), supplemental information regarding the manufacturing process for CroTAb(R) will be requested in support of its Establishment License Application (ELA). The issues relate to the validation of certain parts of the manufacturing process for CroTAb(R), the Company's rattlesnake antivenom, and are not related to the efficacy or safety of the product or the Product License Application (PLA). The Company anticipates no difficulty in responding to the issues which have been raised. However, final approval by the FDA may not take place until the second half of 2000.

The delay in obtaining approval for CroTAb(R) will impact the Company's cash flow. Initiatives commenced earlier this year to further reduce the Company's administrative costs are continuing and there will now also be a reduction in pre-production costs. In the absence of further licensing agreements for the products in its portfolio, the Company will need to have secured additional financing by the latter part of next year.

Protherics has previously stated its intention to pursue a strategy of further mergers and acquisitions, to expand and develop its business over and above its own internal growth. The Directors have identified a number of potential business combinations which they are pursuing actively. The Directors expect that a development in this area is likely within the coming months.

Andrew Heath, Chief Executive of Protherics, commented:

     "While the delay in the CroTAb(R) review is not unusual for a product in the final stages of an approval process, it is disappointing and we are working with the FDA to resolve the remaining manufacturing issues. In other product areas, good progress continues to be made and we remain confident of both the potential of CroTAb(R) and the future development of the Company."



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PRODUCT DEVELOPMENT UPDATE

Protherics' other antibody products have made progress in clinical and regulatory stages in the USA. The acceptance of the DigiTAb(R) marketing applications for review by the FDA was recently announced (13 October). In addition, supported by encouraging results in a pilot clinical trial, the application (IND) for FDA clearance to proceed with a pivotal Phase III clinical trial of the tricyclic antidepressant overdose treatment, TriTAb(R), was submitted at the end of October. One of the first cases of tricyclic antidepressant overdose treated with TriTAb(R) was recently published in The Lancet (6 November), a leading medical journal.

Results of the Phase IIb study of CytoTAb(R), which has been developed to neutralise tumor necrosis factor alpha (TNF(alpha)), were recently presented at the 65th Annual Scientific Assembly of the American College of Chest Physicians in Chicago, Illinois. Dr. Gordon Bernard, Professor of Medicine at Vanderbilt University, presented the results from this study which looked at the use of CytoTAb(R) in patients with life-threatening infections. In this study, CytoTAb(R) was shown to significantly reduce the amount of time a patient spends on assisted ventilation and in intensive care. Given the positive results, the Company is now seeking a partner to pursue Phase III trials.

In clinical trials in the UK, Protherics' high blood pressure vaccine is progressing towards proof of concept studies first in healthy volunteers (Q1
2000) and subsequently in patients with high blood pressure (Q4 2000). Significant progress has been made in developing drugs targeted against the Factor Xa (thrombosis) and tryptase (asthma/allergy) enzymes using the Company's proprietary computer aided molecular design software (CAMD).

FOR FURTHER INFORMATION, PLEASE CONTACT:

Andrew Heath, Chief Executive                        Tel:   0171 606 8637
Protherics PLC

Laura Frost                                          Tel:   0171 379 5151
The Maitland Consultancy

PROTHERICS PLC

Protherics PLC was formed on 15 September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics, an international biopharmaceutical company, has two platform technologies, the development and production of immunotherapeutics and computer aided molecular design.

The Company's ordinary shares are listed on the London Stock Exchange.

An electronic version of this news release is available at http://www.protherics.com.

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called "forward looking statements." These statements can be identified by introductory words such as "expects," "plans," "will," "estimates," "forecasts," "projects," or words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are used in discussing the Company's growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company's forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company's filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.